Exhibit 99.2

Fanhua Reports Second Quarter and First Half 2019 Unaudited Financial Results

GUANGZHOU, August 20, 2019, Eastern Daylight Time, (GLOBE NEWSWIRE) -- Fanhua Inc., (Nasdaq: FANH), (the “Company” or “Fanhua”), a leading independent financial services provider in China, today announced its unaudited financial results for the second quarter and first half ended June 30, 20191.

Financial Highlights for the Second Quarter of 2019:

(In thousands, except per ADS)	2018Q2 (RMB)	2019Q2 (RMB)	2019Q2 (US$)	Change %
Total net revenues	972,116	898,419	130,869	(7.6)
Operating income	127,597	77,363	11,269	(39.3)
Non-GAAP operating income[2]	127,597	117,363	17,096	(8.0)
Net income attributable to the Company’s shareholders	171,842	98,009	14,277	(43.0)
Non-GAAP net income attributable to the Company’s shareholders[3]	171,842	138,009	20,103	(19.7)
Diluted net income per ADS	2.64	1.78	0.26	(32.6)
Non-GAAP diluted net income per ADS[4]	2.64	2.51	0.37	(4.9)

Financial Highlights for the First half of 2019:

(In thousands, except per ADS)	First Half 2018 (RMB)	First Half 2019 (RMB)	First Half 2019 (US$)	Change %
Total net revenues	1,815,379	1,870,073	272,406	3.0
Operating income	217,778	203,786	29,685	(6.4)
Non-GAAP operating income[2]	217,778	247,090	35,993	13.5
Net income attributable to the Company’s shareholders	302,060	245,277	35,730	(18.8)
Non-GAAP net income attributable to the Company’s shareholders[3]	302,060	288,581	42,037	(4.5)
Diluted net income per ADS	4.64	4.42	0.64	(4.7)
Non-GAAP diluted net income per ADS[4]	4.64	5.20	0.76	12.1

[1]	This announcement contains currency conversions of certain Renminbi (RMB) amounts into U.S. dollars (US$) at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.8650 to US$1.00, the effective noon buying rate as of June 28, 2019 in The City of New York for cable transfers of RMB as set forth in the H.10 weekly statistical release of the Federal Reserve Board.
[2]	Non-GAAP operating income is defined as operating income before share-based compensation expenses.
[3]	Non-GAAP net income attributable to the Company’s shareholders is defined as net income attributable to the Company’s shareholders before share-based compensation expenses.
[4]	Non-GAAP diluted net income per ADS is a non-GAAP measure and is defined as net income attributable to the Company’s shareholders before share-based compensation expenses divided by total weighted average number of diluted ADS outstanding of the Company during the period.

Commenting on the financial results of the second quarter of 2019, Mr. Chunlin Wang, chairman and chief executive officer of Fanhua, stated, “With the intensifying trade conflict between the U.S. and China and the increasing complexity and uncertainty in the international geopolitical landscape, the security and stability of the financial system has been a top priority for the Chinese state and regulatory authorities since early 2018. In 2019, we have seen the further tightening of regulatory supervision. As a result, new premiums for individual regular life insurance products in the life insurance industry dropped significantly in 2018 and the first half of 2019. It is expected that such negative growth in the industry may continue into the second half of 2019.

“In the first half of 2019, as compared to 16.0% year-over-year growth of the life insurance industry, our life insurance business registered solid growth of 39.1% year-over-year to RMB4.2 billion in terms of total insurance premiums, of which first year premiums (“FYP”) increased by 19.5% year-over-year to RMB1.5 billion, annualized premiums equivalent (“APE”) was flattish year-over-year at RMB1.0 billion and renewal insurance premiums grew by 53.6% year-over-year to approximately RMB2.7 billion. Non-GAAP adjusted operating income was RMB247.1 million (US$36.0 million) for the first half of 2019, representing an increase of 13.5% from a year ago.

“In the second quarter of 2019, our life insurance business grew by 32.9% year-over-year to RMB2.0 billion in terms of total insurance premiums, outpacing the overall industry growth of 12.1%. Renewal insurance premiums increased by 64.5% year-over-year to approximately RMB1.3 billion. Our new business was flattish year-over-year in terms of FYP to RMB709.3 million and APE decreased by approximately 12.9% to RMB485.3 million. The decrease of APE was because one of our best-selling insurance products recorded a surge of sales in the month before it was taken off shelf at the end of June 2018. As a result, our life insurance new business in terms of APE reached as high as RMB330 million in the single month of June 2018 while APE in June 2019 was RMB205 million, representing a drop of 37.9% year-over-year since there was no such sales activity in the second quarter of 2019.

“Non-GAAP operating income was RMB117.4 million for the second quarter of 2019, representing a decrease of 8.0% for the corresponding period in 2018. The decrease mainly reflects the decrease of APE for the above-mentioned reasons.

“Management believes that:

1.	With the expanding household disposal income and rising awareness of the benefits of insurance, there will be burgeoning demand for insurance products among Chinese consumers.

2.	Amidst the irreversible trend of the separation of insurance underwriting and distribution, independent insurance intermediaries will benefit from the great opportunities arising from the structural transformation.

“In view of this analysis, management made the decisions as follows:

1.	Adjusting our financial guidance for 2019. For the second half of 2019, we expect APE to grow by 15% year-over-year and non-GAAP operating income to grow by no less than 10% year-over-year. For the full year of 2019, APE is expected to grow by 5% year-over-year and non-GAAP operating income is expected to increase by no less than 10% year-over-year.

2.	Launching a “Shenzhou 100” business development strategy. The key of this strategy is to expand our sales network in large and medium-sized cities in China by establishing more tier-one branches within the next five years, as part of our efforts to pursue high quality growth. These tier-one branches will be directly under the management of the Group. We believe the implementation of the “Shenzhou 100” development strategy will help attract more professional managerial talents from the insurance industry to join Fanhua and further optimize the structure of our agency force, therefore allowing more elite agents to start their own business in Fanhua. It will also enable us to accumulate and tap into higher-end customer base on a larger scale.

“Fanhua has continued to outpace industry growth in the second quarter and first half of 2019, which indicated the healthy and solid based of our operations. We have full confidence that the implementation of the “Shenzhou 100” strategy will inject a strong momentum into Fanhua to drive our continued growth in the long run.”

Share Repurchase Program

From March 13, 2019 to August 19, 2019, the Company has purchased an aggregate of 2,437,754 ADSs, at an average price of approximately US$28.1 per ADS for a total amount of approximately US$68.5 million, under its share buyback program to repurchase up to US$200 million ADSs by December 31, 2019, as previously announced by its board of directors in March 2019.

Pursuant to its share buyback programs carried out in both 2018 and 2019, a total of 3,861,528 ADSs have been repurchased at an average price of approximately US$27.2 per ADS for a total amount of approximately US$104.9 million, as of August 19, 2019.

Financial Results for the second quarter of 2019

Total net revenues were RMB898.4 million (US$130.9 million) for the second quarter of 2019, representing a decrease of 7.6% from RMB972.1 million for the corresponding period in 2018.

●	Net revenues for the life insurance business were RMB771.6 million (US$112.4million) for the second quarter of 2019, representing a decrease of 4.5% from RMB808.3 million for the corresponding period in 2018. The decrease was mainly driven by the decrease in first year commissions of 14.1% year-over-year to RMB584.8 million, offsetting the increase in renewal commissions of 46.7% year-over-year to RMB186.8 million. Revenues generated from our life insurance business accounted for 85.9% of our total net revenues in the second quarter of 2019.

●	Net revenues for the P&C insurance business were RMB41.8 million (US$6.1 million) for the second quarter of 2019, representing a decrease of 54.5% from RMB91.8 million for the corresponding period in 2018. Revenues for the P&C insurance business consist of commissions generated from Baowang and the technology service fees based on the volume of insurance premiums transacted through CNpad. The decrease was primarily due to the termination of cooperation between Baowang (www.baoxian.com) and one of its major channel partners in June 2018. Revenues generated from the P&C insurance business accounted for 4.6% of our total net revenues in the second quarter of 2019.

●	Net revenues for the claims adjusting business were RMB85.1 million (US$12.4 million) for the second quarter of 2019, representing an increase of 18.2% from RMB72.0 million for the corresponding period in 2018. The increase was mainly due to growth in revenues from auto-insurance related claims services. Revenues generated from the claims adjusting business accounted for 9.5% of our total net revenues in the second quarter of 2019.

Total operating costs and expenses were RMB821.1 million (US$119.6 million) for the second quarter of 2019, representing a decrease of 2.8% from RMB844.5 million for the corresponding period in 2018.

●	Operating costs were RMB590.5 million (US$86.0 million) for the second quarter of 2019, representing a decrease of 12.1% from RMB671.6 million for the corresponding period in 2018. The decrease in commission cost was mainly in line with the decrease of life insurance and P&C insurance business.

●	Costs of the life insurance business were RMB514.3 million (US$74.9 million) for the second quarter of 2019, representing a decrease of 7.1% from RMB553.4 million for the corresponding period in 2018. The decrease was in line with the decrease in sales. Costs incurred by the life insurance business accounted for 87.1% of our total operating costs in the second quarter of 2019.

●	Costs of the P&C insurance business were RMB27.4 million (US$4.0 million) for the second quarter of 2019, representing a decrease of 62.5% from RMB73.0 million for the corresponding period in 2018 which was largely in line with the decrease in sales. The costs of the P&C insurance business mainly represent commission costs incurred for business on Baoxian.com. Costs incurred by the P&C insurance business accounted for 4.6% of our total operating costs in the second quarter of 2019.

●	Costs of claims adjusting business were RMB48.8 million (US$7.1 million) for the second quarter of 2019, representing an increase of 8.0% from RMB45.2 million for the corresponding period in 2018. Costs incurred by the claims adjusting business accounted for 8.3% of our total operating costs in the second quarter of 2019.

●	Selling expenses were RMB97.0million (US$14.1 million) for the second quarter of 2019, representing an increase of 80.0% from RMB53.9 million for the corresponding period in 2018. The increase was primarily due to an increase of sales outlets in the second half of 2018 and the recognition of RMB28.6 million (US$4.1 million) share-based compensation expenses related to shares subscribed by sales team leaders under the Company’s 521 Plan in the second quarter of 2019. Selling expenses which excluded share-based compensation expenses were RMB68.4 million (US$10.0 million) in the second quarter of 2019, representing an increase of 26.9% from RMB53.9 million for the corresponding period of 2018. The increase was mainly due to the expansion of life insurance distribution network.

●	General and administrative expenses were RMB133.6 million (US$19.5 million) for the second quarter of 2019, representing an increase of 12.3% from RMB119.0 million for the corresponding period in 2018. The increase was mainly due to the recognition of RMB11.4 million (US$1.7 million) share-based compensation expenses related to shares subscribed by key managerial personnel under the Company’s 521 Plan in the second quarter of 2019. General and administrative expenses which excluded share-based compensation expenses were RMB122.2 million (US$17.8 million) in the second quarter of 2019, representing an increase of 2.7% from RMB119.0 million for the corresponding period in 2018.

As a result of the preceding factors, we had an operating income of RMB77.4 million (US$11.3 million) for the second quarter of 2019, representing a decrease of 39.3% from RMB127.6 million for the corresponding period in 2018.

Non-GAAP operating income2 which excluded share-based compensation expenses was RMB117.4 million (US$17.1 million) for the second quarter of 2019, representing a decrease of 8.0% from RMB127.6 million for the corresponding period in 2018.

Operating margin was 8.6% for the second quarter of 2019, compared to 13.1% for the corresponding period in 2018.

Non-GAAP operating margin5 was 13.1% for the second quarter of 2019, compared to 13.1% for the corresponding period in 2018.

Investment income was RMB16.1 million (US$2.3 million) for the second quarter of 2019, representing a decrease of 63.3% from RMB43.9 million for the corresponding period in 2018. The decrease was mainly due to i) a decrease in cash reserve as a result of the Company’s increased spending on share buyback, cash dividends and the Company’s 521 Plan; ii) the maturity of certain higher-yield financial products over the course of the second quarter of 2019 with the remaining short term investment portfolio primarily consisting of wealth management products issued by banks which have relatively lower yields than the former; and iii) year-over-year decrease in yields from wealth management products issued by banks. The investment income represents yields from short-term investments in financial products. Our investment income fluctuates from quarter to quarter because investment income is recognized when received.

Interest income was RMB1.6 million (US$0.2 million) for the second quarter of 2019, representing a decrease of 82.4% from RMB9.1 million for the corresponding period in 2018. The interest income in the second quarter of 2019 solely represented interest income from bank deposits while the interest income in the second quarter of 2018 was mainly contributed by a one-year loan to a third party, which was fully settled in the third quarter of 2018.

Income tax expense was RMB36.9 million (US$5.4 million) for the second quarter of 2019, representing a decrease of 35.6% from RMB57.3 million for the corresponding period in 2018. The decrease in income tax expense was mainly due to i) the decrease in taxable income; ii) the tax holiday enjoyed by Fanhua Lianxing Insurance Sales Service Co., Ltd., or Fanhua Lianxing, our wholly-owned subsidiary which is the holding company of our life insurance operation, starting from the fourth quarter of 2018; and iii) the decrease in applicable dividend withholding tax rate to 5% in the second quarter of 2019 from 10% in the corresponding period of 2018 The effective tax rate for the second quarter of 2019 was 35.0% compared with 31.7% for the corresponding period in 2018. The increase in effective tax rate was mainly because share-based compensation expenses are non-tax deductible.

Share of income of affiliates was RMB28.8 million (US$4.2 million) for the second quarter of 2019, representing a decrease of 42.1% from RMB49.7 million for the corresponding period in 2018, mainly attributable to a decrease of profits from CNFinance Holdings Limited (“CNFinance”) due to the change of its business model. CNFinance started to develop a new collaboration model in the first quarter of 2019. Under such model, CNFinance collaborates with its sales partners which are dedicated to introduce CNFinance and its loan services to prospective borrowers. The sales partners will be required to contribute an amount equal to 20% of the loans issued to the borrowers introduced by them.

Net income was RMB97.4 million (US$14.2 million) for the second quarter of 2019, representing a decrease of 43.7% from RMB172.9 million for the corresponding period in 2018.

[5]	Non-GAAP operating margin is a non-GAAP measure that is defined as Non-GAAP operating income as a percentage of net revenue.

Net income attributable to the Company’s shareholders was RMB98.0 million (US$14.3 million) for the second quarter of 2019, representing a decrease of 43.0% from RMB171.8 million for the corresponding period in 2018.

Non-GAAP net income attributable to the Company’s shareholders3 was RMB138.0 million (US$20.1 million) for the second quarter of 2019, representing a decrease of 19.7% from RMB171.8 million for the corresponding period in 2018. The decrease was mainly due to the decreases in investment income and share of income from affiliates.

Net margin was 10.9% for the second quarter of 2019 compared with 17.7% for the corresponding period in 2018.

Non-GAAP net margin6 was 15.4% for the second quarter of 2019 compared with 17.7% for the corresponding period in 2018.

Basic and diluted net income per ADS were RMB1.79 (US$0.26) and RMB1.78 (US$0.26) for the second quarter of 2019, respectively, representing decreases of 32.2% and 32.6% from RMB2.64 and RMB2.64 for the corresponding period in 2018.

Non-GAAP basic7 and diluted net income per ADS4 were RMB2.51(US$0.37) and RMB2.51 (US$0.37) for the second quarter of 2019, respectively, representing decreases of 4.9% and 4.9% from RMB2.64 and RMB2.64 for the corresponding period in 2018.

As of June 30, 2019, the Company had RMB1,881.3 million (US$274.0 million) in cash, cash equivalents and short-term investments.

Financial Results for the First Half of 2019

Total net revenues were RMB1,870.1 million (US$272.4 million) for the first half of 2019, representing an increase of 3.0% from RMB1,815.4 million for the corresponding period in 2018.

●	Net revenues for the life insurance business were RMB1,630.8 million (US$237.5 million) for the first half of 2019, representing an increase of 10.1% from RMB1,481.3 million for the corresponding period in 2018. The increase was mainly due to the contribution from renewal commissions. Revenues generated from our life insurance business accounted for 87.2% of our total net revenues in the first half of 2019.

●	Net revenues for the P&C insurance business were RMB79.9 million (US$11.6 million) for the first half of 2019, representing a decrease of 56.6% from RMB184.2 million for the corresponding period in 2018. Revenues for the P&C insurance business are mainly derived from commissions generated from Baowang and the technology service fees based on the volume of insurance premiums transacted through CNpad. The decrease was primarily due to the termination of cooperation between Baowang (www.baoxian.com) and one of its major channel partners in June 2018. Revenues generated from the P&C insurance business accounted for 4.3% of our total net revenues in the first half of 2019.

[6]	Non-GAAP net margin is a non-GAAP measure that is defined as Non-GAAP net income attributable to the Company’s shareholders3 as a percentage of net revenue.
[7]	Non-GAAP basic net income per ADS is a non-GAAP measure and is defined as net income attributable to the Company’s shareholders before share-based compensation expenses associated with the Company’s 521 Plan divided by total weighted average number of ADS outstanding of the Company during the period.

●	Net revenues for the claims adjusting business were RMB159.4 million (US$23.2 million) for the first half of 2019, representing an increase of 6.3% from RMB149.9 million for the corresponding period in 2018. The increase was mainly due to growth in revenues from auto- insurance related claims services. Revenues generated from the claims adjusting business accounted for 8.5% of our total net revenues in the first half of 2019.

Total operating costs and expenses were RMB1,666.3 million (US$242.7 million) for the first half of 2019, representing an increase of 4.3% from RMB1,597.6 million for the corresponding period in 2018.

●	Operating costs were RMB1,259.1 million (US$183.4 million) for the first half of 2019, representing a decrease of 0.8% from RMB1,269.1 million for the corresponding period in 2018. The decrease was mainly due to the decrease in commission costs of P&C insurance and operating claims adjusting business, partially offset by the growth in commission costs of our life insurance business.

●	Costs of the life insurance business were RMB1,115.8 million (US$162.5 million) for the first half of 2019, representing an increase of 9.2% from RMB1,021.7 million for the corresponding period in 2018. The increase was in line with the growth in sales. Costs incurred by the life insurance business accounted for 88.6% of our total operating costs in the first half of 2019.

●	Costs of the P&C insurance business were RMB52.0 million (US$7.6 million) for the first half of 2019, representing a decrease of 66.1% from RMB153.2 million for the corresponding period in 2018. The costs of the P&C insurance business mainly represent commission costs incurred for business on Baowang. The decrease in the costs of the P&C insurance business was in line with the decrease in sales. Costs incurred by the P&C insurance business accounted for 4.1% of our total operating costs in the first half of 2019.

●	Costs of the claims adjusting business were RMB91.4million (US$13.3 million) for the first half of 2019, representing a decrease of 3.0% from RMB94.2 million for the corresponding period in 2018. Costs incurred by the claims adjusting business accounted for 7.3 % of our total operating costs in the first half of 2019.

●	Selling expenses were RMB161.7 million (US$23.6 million) for the first half of 2019, representing an increase of 57.6% from RMB102.6 million for the corresponding period in 2018. The increase was primarily due to i) the expansion of life insurance and claims adjusting businesses; ii) an increase of sales outlets; iii) recognition of RMB30.9 million (US$4.5 million) share-based compensation expenses related to shares subscribed by sales team leaders under the Company’s 521 Plan in the first half of 2019. Selling expenses which excluded share-based compensation expenses were RMB130.8 million (US$19.1 million) for the first half of 2019, representing an increase of 27.5% from RMB102.6 million for the corresponding period of 2018.

●	General and administrative expenses were RMB245.5 million (US$35.8 million) for the first half of 2019, representing an increase of 8.7% from RMB225.9 million for the corresponding period in 2018. The increase was mainly due to recognition of RMB12.4 million (US$1.8 million) share-based compensation expenses related to shares subscribed by key managerial personnel under the Company’s 521 Plan in the first half of 2019. General and administrative expenses which excluded share-based compensation expenses were RMB233.1 million (US$34.0 million) for the first half of 2019, representing an increase of 3.2% from RMB225.9 million for the corresponding period in 2018.

As a result of the preceding factors, we had an operating income of RMB203.8 million (US$29.7 million) for the first half of 2019, representing a decrease of 6.4% from RMB217.8 million for the corresponding period in 2018.

Non-GAAP operating income2 which excluded share-based compensation expenses was RMB247.1 million (US$36.0 million) for the first half of 2019, representing an increase of 13.5% from RMB217.8 million for the corresponding period in 2018.

Operating margin was 10.9% for the first half of 2019, compared to 12.0% for the corresponding period in 2018.

Non-GAAP operating margin5 was 13.2% for the first half of 2019, compared to 12.0% for the corresponding period in 2018.

Investment income was RMB52.9 million (US$7.7 million) for the first half of 2019, representing a decrease of 31.4% from RMB77.1 million for the corresponding period in 2018. The decrease was mainly due to i) a decrease in cash reserve as a result of the Company’s increasing spending on share buyback, cash dividends and the Company’s 521 development plan; and ii) the decrease in yields from wealth management products issued by banks stemming from declining interest rate. Investment income represented yields from short-term investments in financial products. Our investment income fluctuates from quarter to quarter because investment income is recognized when received.

Interest income was RMB2.0 million (US$0.3 million) for the first half of 2019, representing a decrease of 89.9% from RMB19.9 million for the corresponding period in 2018. The interest income in the first half of 2019 solely represented interest income from bank deposits while the interest income in the corresponding period of 2018 was mainly contributed by a one-year loan to a third party, which was fully settled in the third quarter of 2018.

Income tax expense was RMB79.7 million (US$11.6 million) for the first half of 2019, representing a decrease of 21.2% from RMB101.1 million for the corresponding period in 2018.The effective tax rate for the first half of 2019 was 29.5% compared with 32.3% for the corresponding period in 2018. The decrease in income tax expense was mainly due to the decreases in investment income and applicable dividend withholding tax rate which was 5% compared to 10% in the same period last year. The decrease in effective tax rate was mainly due to the tax holiday enjoyed by Fanhua Lianxing starting from the fourth quarter of 2018, partially offset by the increase in share-based compensation expenses which were non-tax deductible..

Share of income of affiliates was RMB54.2 million (US$7.9 million) for the first half of 2019, representing a decrease of 39.8% from RMB90.1 million for the corresponding period in 2018, mainly attributable to a decrease of profits from CNFinance due to the change of its business model.

Net income was RMB245.1 million (US$35.7 million) for the first half of 2019, representing a decrease of 19.0% from RMB302.5 million for the corresponding period in 2018.

Net income attributable to the Company’s shareholders was RMB245.3 million (US$35.7 million) for the first half of 2019, representing a decrease of 18.8% from RMB302.1 million for the corresponding period in 2018.

Non-GAAP net income attributable to the Company’s shareholders3 was RMB288.6 million (US$42.0 million) for the first half of 2019, representing a decrease of 4.5% from RMB302.1 million for the corresponding period in 2018. The decrease was mainly due to the decreases in investment income and share of income from affiliates.

Net margin was 13.1% for the first half of 2019 compared with 16.6% for the corresponding period in 2018.

Non-GAAP net margin6 was 15.4% for the first half of 2019 compared with 16.6% for the corresponding period in 2018.

Basic and diluted net income per ADS were RMB4.42 (US$0.64) and RMB4.42 (US$0.64) for the first half of 2019, respectively, representing decreases of 4.9% and 4.7% from RMB4.65 and RMB4.64 for the corresponding period in 2018.

Non-GAAP basic7 and diluted net income per ADS4 were RMB5.20 (US$0.76) and RMB5.20 (US$0.76) for the first half of 2019, respectively, representing increases of 11.8% and 12.1% from RMB4.65 and RMB4.64 for the corresponding period in 2018.

Key Operational Metrics for Fanhua’s Online Initiatives in the Second Quarter of 2019:

●	Lan Zhanggui - Our one-stop insurance service platform that integrates the key functions of both the CNpad Auto Insurance and CNpad Life Insurance Apps.

●	The number of registered users of Lan Zhanggui was 812,097 as of June 30, 2019, representing an increase of 28.7% from 630,995 as of June 30, 2018;

●	The number of active users of Lan Zhanggui[8] was 56,993 in the second quarter of 2019, as compared to 71,843 in the corresponding period of 2018. The number of active users of Lan Zhanggui who have sold at least one life insurance policy was 50,006 in the second quarter of 2019, as compared to 66,654 in the corresponding period of 2018;

●	Insurance premiums generated through Lan Zhanggui were RMB693.2 million (US$101.0 million) in the second quarter of 2019, among which life insurance premiums were RMB670.0 million (US$97.6 million) and non-life insurance premiums were RMB23.2 million (US$3.4 million), respectively, as compared to RMB747.0 million total insurance premiums generated through Lan Zhanggui which included RMB707.4 million life insurance premiums and RMB39.6 million non-life insurance premiums in the corresponding period of 2018.

●	CNpad Auto Insurance Mobile Application (“CNpad Auto Insurance App”) - Our proprietary mobile sales support system for auto insurance:

●	CNpad Auto Insurance App had been downloaded and activated 595,416 times as of June 30, 2019, representing an increase of 28.2% from 464,290 times as of June 30,2018;

●	The number of active users of CNpad Auto Insurance App[9] was 38,466 in the second quarter of 2019, representing a decrease of 33.6% from 57,895 in the corresponding period of 2018;

●	Insurance premiums generated through CNpad Auto Insurance App were RMB328.8 million (US$47.9 million) in the second quarter of 2019, representing a decrease of 43.4% from RMB581.0 million in the corresponding period of 2018.

[8]	Active users of Lan Zhanggui included users who sold at least one life insurance policy and/or non-life insurance policy through Lan Zhanggui (including both its mobile application or WeChat public account) during the specific period.
[9]	Active users of CNpad Auto Insurance App included users who made at least one purchase of auto insurance policy through CNpad Auto Insurance App (including both its mobile application and WeChat public account) during the specific period.

●	eHuzhu - Our online non-profit mutual aid platform:

●	The number of registered members was 3.7 million as of June 30, 2019, representing an increase of 4.3% from 3.5 million as of June 30, 2018.

●	Baoxian.com - Our online insurance platform:

●	The number of registered customer accounts was 2.5 million as of June 30, 2019, representing an increase of 38.9% from approximately 1.8 million as of June 30, 2018;

●	The number of active customer accounts[10] was 115,251 in the second quarter of 2019, representing an increase of 28.6% from 89,600 in the corresponding period of 2018;

●	Insurance premiums generated on Baoxian.com was RMB93.4 million (US$13.6 million) in the second quarter of 2019 as compared to RMB560.0 million in the corresponding period of 2018. The decrease was primarily due to termination of business cooperation with one channel partner, a third party online lending service provider. Insurance premiums directly generated on Baoxian.com which excluded insurance premiums generated through its channel partners was approximately RMB93.4 million (US$13.6 million), representing an increase of 32.1% from RMB70.7 million in the corresponding period of 2018.

Recent Developments

●	On May 30, 2019, Fanhua Inc. won the “2019 Financial Institution Impact in New Era Award”. The award was initiated and organized by the China Business Journal, a prestigious newspaper in China, in recognition of companies with significant competitiveness and innovation in the financial sector.

●	On June 15, 2019, Fanhua Inc. won the “Top 20 China Insurtech Innovation for the Year 2019” and “Top 50 Excellent Insurance Innovation Projects for the Year 2019” awards. The awards were initiated and organized by Molecular Laboratory, a professional new media dedicated to covering internet insurance technology, to recognize the advanced practices of insurance technology innovation and to identify the trends in insurance technology innovation in China.

●	As of June 30, 2019, Fanhua had 812,097 sales agents and 1,199 professional claims, compared with 630,995 sales agents and 1,191 professional claims adjustors as of June 30, 2018. The number of performing agents[11] was 118,738 and the number of performing agents for selling life insurance products was approximately 51,070 in the second quarter of 2019. As of June 30, 2019, Fanhua’s distribution network consisted of 733 sales outlets in 21 provinces and 144 services outlets in 31 provinces, compared with 580 sales outlets in 21 provinces and 132 service outlets in 31 provinces as of June 30, 2018.

Business Outlook

Fanhua expects its Non-GAAP operating income to be approximately RMB110 million for the third quarter of 2019. This forecast reflects Fanhua’s current view, which is subject to change.

[10]	Active customer accounts are defined as customer accounts that made at least one purchase directly throughwww.baoxian.com, its mobile application, or WeChat public account during the specified period.
[11]	Performing agents are defined as agents who have sold at least one life insurance policy and/or non-life insurance policy during the specified period.

Conference Call

The Company will host a conference call to discuss its second quarter 2019 financial results as per the following details.

Time: 9:00 p.m. Eastern Time on August 20, 2019

or 9:00 a.m. Beijing/Hong Kong Time on August 21, 2019

The toll free dial-in numbers:

United States	1-866-519-4004
United Kingdom	0808-234-6646
France	0800-912-761
Germany	0800-182-0671
Australia	1-300-717-205
Canada	1-866-386-1016
Hong Kong, China	800-906-601
Japan	0120-925-376
South Korea	080-850-0474

The toll dial-in numbers:

China (Mainland)	400-620-8038
Other Areas	+852 30186771
Conference ID #:	5136878

Additionally, a live and archived web cast of this call will be available at:

http://ir.fanhuaholdings.com/events-and-presentations

About Fanhua Inc.

Fanhua Inc. is a leading independent financial services provider. Through our online platforms and offline sales and service network, we offer a wide variety of financial products and services to individuals, including life and property and casualty insurance products. We also provide insurance claims adjusting services, such as damage assessments, surveys, authentications and loss estimations, as well as value-added services, such as emergency vehicle roadside assistance.

Our online platforms include: (1) Lan Zhanggui, an all-in-one platform which allows our agents to access and purchase a wide variety of insurance products, including life insurance, auto insurance, accident insurance, travel insurance and standard health insurance products from multiple insurance companies on their mobile devices; (2) CNpad, a mobile sales support application; (3) Baoxian.com, an online entry portal for comparing and purchasing health, accident, travel and homeowner insurance products and (4) eHuzhu (www.ehuzhu.com), a non-profit online mutual aid platform in China.

As of June 30, 2019, our distribution and service network is consisted of 733 sales outlets covering 21 provinces and 144 service outlets covering 31 provinces.

For more information about Fanhua Inc., please visit http://ir.fanhuaholdings.com/.

Forward-looking Statements

This press release contains statements of a forward-looking nature. These statements, including the statements relating to the Company’s future financial and operating results, are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “intends,” “estimates” and similar statements. Among other things, management’s quotations and the Business Outlook section contain forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about Fanhua and the industry. Potential risks and uncertainties include, but are not limited to, those relating to its ability to attract and retain productive agents, especially entrepreneurial agents, its ability to maintain existing and develop new business relationships with insurance companies, its ability to execute its growth strategy, its ability to adapt to the evolving regulatory environment in the Chinese insurance industry, its ability to compete effectively against its competitors, quarterly variations in its operating results caused by factors beyond its control and macroeconomic conditions in China and their potential impact on the sales of insurance products. All information provided in this press release is as of the date hereof, and Fanhua undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although Fanhua believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by Fanhua is included in Fanhua’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F.

About Non-GAAP Financial Measures

In addition to the Company’s consolidated financial results under GAAP, the Company also provides Non-GAAP operating income, Non-GAAP operating margin, Non-GAAP net income attributable to the Company’s shareholders, Non-GAAP net margin and Non-GAAP basic and diluted net income per ADS, all of which are non-GAAP financial measures. Non-GAAP operating income is defined as operating income before share-based compensation expenses associated with the Company’s 521 Plan. Non-GAAP operating margin is a non-GAAP measure that is defined as Non-GAAP operating income as a percentage of net revenue. Non-GAAP net income attributable to the Company’s shareholders is defined as net income attributable to the Company’s shareholders before share-based compensation expenses associated with the Company’s 521 Plan. Non-GAAP net margin is a non-GAAP measure that is defined as Non-GAAP net income attributable to the Company’s shareholders3 as a percentage of net revenue. Non-GAAP basic net income per ADS is a non-GAAP measure and is defined as net income attributable to the Company’s shareholders before share-based compensation expenses associated with the Company’s 521 Plan divided by total weighted average number of ADS outstanding of the Company during the period. Non-GAAP diluted net income per ADS is a non-GAAP measure and is defined as net income attributable to the Company’s shareholders before share-based compensation expenses associated with the Company’s 521 Plan divided by total weighted average number of diluted ADS outstanding of the Company during the period. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the Company’s performance and when planning and forecasting future periods. One limitation of using these non-GAAP financial measures is that such measures exclude items that were significant in the second quarter and first half of 2019, and these items have been, and will continue to be, significant recurring factors in our business.

In light of these limitations, the presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. We encourage investors and other interested persons to review our financial information in its entirety and not rely on a single financial measure. For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of GAAP Financial Measures to Non-GAAP Financial Measures” set forth at the end of this release.

FANHUA INC.
Unaudited Condensed Consolidated Balance Sheets
(In thousands)

	As of December 31,	As of June 30,	As of June 30,
	2018	2019	2019
	RMB	RMB	US$
ASSETS:
Current assets:
Cash and cash equivalents	772,823	615,508	89,659
Restricted cash	75,343	86,556	12,608
Short term investments	1,554,060	1,265,780	184,382
Accounts receivable, net	508,474	748,772	109,071
Insurance premium receivables	5,267	5,851	852
Other receivables	86,150	74,915	10,913
Other current assets	58,990	60,031	8,745
Total current assets	3,061,107	2,857,413	416,230

Non-current assets:
Property, plant, and equipment, net	37,934	38,941	5,672
Goodwill and intangible assets, net	111,133	110,662	16,120
Deferred tax assets	9,320	9,380	1,366
Investment in affiliates	587,517	641,884	93,501
Other non-current assets	59,600	58,342	8,499
Right of use assets[12]	—	188,621	27,476
Total non-current assets	805,504	1,047,830	152,634
Total assets	3,866,611	3,905,243	568,864

[12]	In February 2016, the FASB issued ASU 2016-02, “Leases (Topic 842)” and associated ASUs related to Topic 842, which requires organizations to recognize lease assets and lease liabilities on the balance sheet for the rights and obligations created by those leases. On January 1, 2019, the Company adopted Topic 842, using the modified retrospective transition approach, applying the new standard to leases existing at the date of initial adoption, and prior periods were not restated. In addition, the Company elected to apply the package of practical expedients permitted under the transition guidance which does not require reassessment of prior conclusions, lease classification and initial direct lease costs. Adoption of the new standard resulted in the recording of lease assets and liabilities of RMB182 million and RMB181 million respectively on January 1, 2019. The adoption of the new guidance did not have a material impact on the Company’s consolidated statements of income and consolidated statements of cash flows.

FANHUA INC.
Unaudited Condensed Consolidated Balance Sheets-(Continued)

(In thousands)

	As of December 31,	As of June 30,	As of June 30,
	2018	2019	2019
	RMB	RMB	US$
Current liabilities:
Accounts payable	332,685	395,040	57,544
Insurance premium payables	15,248	21,502	3,132
Other payables and accrued expenses	254,824	290,615	42,333
Accrued payroll	97,637	73,185	10,661
Income tax payable	205,189	143,800	20,947
Dividend payable	—	1	—
Current operating lease liability	—	72,081	10,500
Total current liabilities	905,583	996,224	145,117

Non-current liabilities:
Refundable share rights deposits	138,328	263,190	38,338
Other non-current liabilities	—	43,304	6,308
Other tax liabilities	70,350	70,350	10,248
Deferred tax liabilities	5,624	11,484	1,672
Non-current operating lease liability	—	118,378	17,244
Total non-current liabilities	214,302	506,706	73,810
Total liabilities	1,119,885	1,502,930	218,927

Ordinary shares	9,583	9,339	1,360
Treasury stock	(1,156)	(1,189)	(173)
Additional paid-in capital	437,176	50,958	7,423
Statutory reserves	480,881	480,881	70,048
Retained earnings	1,799,989	1,838,746	267,844
Accumulated other comprehensive loss	(93,290)	(89,776)	(13,077)
Total shareholders’ equity	2,633,183	2,288,959	333,425
Non-controlling interests	113,543	113,354	16,512
Total equity	2,746,726	2,402,313	349,937
Total liabilities and equity	3,866,611	3,905,243	568,864

FANHUA INC.

Unaudited Condensed Consolidated Statements of Income and Comprehensive Income
(In thousands, except for shares and per share data)

	For The Three Months Ended			For The Six Months Ended
	June 30,			June 30,
	2018	2019	2019	2018	2019	2019
	RMB	RMB	US$	RMB	RMB	US$
Net revenues:
Agency	900,092	813,360	118,479	1,665,518	1,710,664	249,186
Life insurance business	808,308	771,593	112,395	1,481,275	1,630,778	237,549
P&C insurance business	91,784	41,767	6,084	184,243	79,886	11,637
Claims adjusting	72,024	85,059	12,390	149,861	159,409	23,220
Total net revenues	972,116	898,419	130,869	1,815,379	1,870,073	272,406
Operating costs and expenses:
Agency	(626,453)	(541,691)	(78,906)	(1,174,873)	(1,167,788)	(170,108)
Life insurance business	(553,424)	(514,313)	(74,918)	(1,021,677)	(1,115,795)	(162,534)
P&C insurance business	(73,029)	(27,378)	(3,988)	(153,196)	(51,993)	(7,574)
Claims adjusting	(45,195)	(48,762)	(7,103)	(94,201)	(91,359)	(13,307)
Total operating costs	(671,648)	(590,453)	(86,009)	(1,269,074)	(1,259,147)	(183,415)
Selling expenses (including share-based compensation expenses of RMB28,571 and RMB30,931 in the second quarter and first half of 2019, respectively)	(53,895)	(97,037)	(14,135)	(102,597)	(161,679)	(23,551)
General and administrative expenses (including share-based compensation expenses of RMB11,429 and RMB12,373 in the second quarter and first half of 2019, respectively)	(118,976)	(133,566)	(19,456)	(225,930)	(245,461)	(35,755)
Total operating costs and expenses	(844,519)	(821,056)	(119,600)	(1,597,601)	(1,666,287)	(242,721)
Income from operations	127,597	77,363	11,269	217,778	203,786	29,685
Other income, net:
Investment income	43,941	16,099	2,345	77,052	52,924	7,709
Interest income	9,127	1,550	226	19,884	1,969	287
Others, net	(188)	10,445	1,521	(1,308)	11,894	1,733
Income before income taxes and income of affiliates	180,477	105,457	15,361	313,406	270,573	39,414
Income tax expense	(57,264)	(36,865)	(5,370)	(101,088)	(79,728)	(11,614)
Share of income of affiliates	49,662	28,830	4,200	90,146	54,243	7,902
Net income	172,875	97,422	14,191	302,464	245,088	35,702
less: net income (loss) attributable to noncontrolling interests	1,033	(587)	(86)	404	(189)	(28)
Net income attributable to the Company’s shareholders	171,842	98,009	14,277	302,060	245,277	35,730

FANHUA INC.

Unaudited Condensed Consolidated Statements of Income and Comprehensive Income-(Continued)

(In thousands, except for shares and per share data)

	For The Three Months Ended			For The Six Months Ended
	June 30,			June 30,
	2018	2019	2019	2018	2019	2019
	RMB	RMB	US$	RMB	RMB	US$
Net income per share:
Basic	0.13	0.09	0.01	0.23	0.22	0.03
Diluted	0.13	0.09	0.01	0.23	0.22	0.03
Net income per ADS:
Basic	2.64	1.79	0.26	4.65	4.42	0.64
Diluted	2.64	1.78	0.26	4.64	4.42	0.64
Shares used in calculating net income per share:
Basic	1,300,304,491	1,097,540,729	1,097,540,729	1,300,248,101	1,109,847,348	1,109,847,348
Diluted	1,301,503,664	1,098,214,541	1,098,214,541	1,302,246,701	1,110,703,833	1,110,703,833
Net income	172,875	97,422	14,191	302,464	245,088	35,702
Other comprehensive income (loss), net of tax: Foreign currency translation adjustments	5,068	8,137	1,185	(2,254)	3,390	494
Share of other comprehensive gain (loss) of affiliates	101	1,401	204	(1,726)	123	18
Comprehensive income	178,044	106,960	15,580	298,484	248,601	36,214
Less: Comprehensive income (loss) attributable to the noncontrolling interests	1,033	(587)	(86)	404	(189)	(28)
Comprehensive income attributable to the Company’s shareholders	177,011	107,547	15,666	298,080	248,790	36,242

FANHUA INC.

Unaudited Condensed Consolidated Statements of Cash Flow

(In thousands)

	For The Three Months Ended			For The Six Months Ended
	June 30,			June 30,
	2018	2019	2019	2018	2019	2019
	RMB	RMB	US$	RMB	RMB	US$
OPERATING ACTIVITIES
Net income	172,875	97,422	14,191	302,464	245,088	35,701
Adjustments to reconcile net income to net cash generated from operating activities:
Depreciation and amortization of property and equipment	2,362	3,923	571	4,729	7,561	1,101
Amortization of intangible assets	7,735	235	34	15,475	470	68
Noncash lease expense	—	19,501	2,841	—	34,268	4,992
Allowance for doubtful accounts	1,219	4,480	653	5,111	5,690	829
Compensation expenses associated with the 521 Plan	—	40,000	5,827	—	43,304	6,308
Loss (Gain) on disposal of property, plant and equipment	(165)	23	3	(188)	(7)	(1)
Investment income	(33,112)	(12,458)	(1,815)	(62,531)	(45,357)	(6,607)
Share of income of affiliates	(49,662)	(28,830)	(4,200)	(90,146)	(54,243)	(7,901)
Deferred taxes	3,090	4,073	593	10,311	5,801	845
Changes in operating assets and liabilities:	(108,681)	(249,683)	(36,370)	(159,010)	(317,077)	(46,187)
Net cash generated from (used in) operating activities	(4,339)	(121,314)	(17,672)	26,215	(74,502)	(10,852)
Purchase of short term investments	(3,235,360)	(1,563,780)	(227,790)	(5,676,357)	(3,168,680)	(461,570)
Proceeds from disposal of short term investments	3,533,827	1,678,095	244,442	5,755,576	3,502,317	510,170
Purchase of property, plant and equipment	(5,786)	(4,350)	(634)	(9,798)	(8,987)	(1,309)
Proceeds from disposal of property and equipment	165	192	28	191	425	62
Net cash generated from investing activities	292,846	110,157	16,046	69,612	325,075	47,353
Proceeds of employee subscriptions	—	—	—	24,013	—	—
Dividends paid	(185,781)	(206,742)	(30,115)	(190,708)	(206,742)	(30,115)
Repurchase of shares from open market	—	(247,310)	(36,025)	—	(329,691)	(48,025)
Proceeds of cash consideration related to disposal of subsidiaries	6,059	14,463	2,107	17,689	19,463	2,835
Proceeds on exercise of stock options	3,285	4	1	3,285	4	1
Subscription of 650 million ADSs to Participants upon 521 Plan	—	—	—	—	111,305	16,213
Net cash used in financing activities	(176,437)	(439,585)	(64,032)	(145,721)	(405,661)	(59,091)
Net increase (decrease) in cash, cash equivalents and restricted cash	112,070	(450,742)	(65,658)	(49,894)	(155,088)	(22,590)
Cash, cash equivalents and restricted cash at beginning of period	269,747	1,139,296	165,957	439,033	848,166	123,548
Effect of exchange rate changes on cash and cash equivalents	(2,511)	13,510	1,968	(9,833)	8,986	1,309
Cash, cash equivalents and restricted cash at end of period	379,306	702,064	102,267	379,306	702,064	102,267

FANHUA INC.

Reconciliations of GAAP Financial Measures to Non-GAAP Financial Measures

(In RMB in thousands, except shares and per share data)

	For The Three Months Ended
	2018	June 30 2019
	GAAP	GAAP	Share-based compensation expenses	Non-GAAP	Change %
Net revenues	972,116	898,419	—	898,419	(7.6)
Selling expenses	(53,895)	(97,037)	(28,571)	(68,466)	26.9
General and administrative expenses	(118,976)	(133,566)	(11,429)	(122,137)	2.7
Income from operations	127,597	77,363	(40,000)	117,363	(8.0)
Operating margin	13.1%	8.6%	——	13.1%	—
Net income attributable to the Company’s shareholders	171,842	98,009	(40,000)	138,009	(19.7)
Net margin	17.7%	10.9%	—	15.4%	—
Net income per share:
Basic	0.13	0.09	—	0.13	—
Diluted	0.13	0.09	—	0.13	—
Net income per ADS
Basic	2.64	1.79	—	2.51	(4.9)
Diluted	2.64	1.78	—	2.51	(4.9)
Shares used in calculating net income per share:
Basic	1,300,304,491	1,097,540,729	—	1,097,540,729	—
Diluted	1,301,503,664	1,098,214,541	—	1,098,214,541	—

	For The Six Months Ended
	2018	June 30 2019
	GAAP	GAAP	Share-based compensation expenses	Non-GAAP	Change %
Net revenues	1,815,379	1,870,073	—	1,870,073	3.0
Selling expenses	(102,597)	(161,679)	(30,931)	(130,748)	27.5
General and administrative expenses	(225,930)	(245,461)	(12,373)	(233,088)	3.2
Income from operations	217,778	203,786	(43,304)	247,090	13.5
Operating margin	12.0%	10.9%	—	13.2%
Net income attributable to the Company’s shareholders	302,060	245,277	(43,304)	288,581	(4.5)
Net margin	16.6%	13.1%	—	15.4%	—
Net income per share:
Basic	0.23	0.22		0.26	13.0
Diluted	0.23	0.22	—	0.26	13.0
Net income per ADS
Basic	4.65	4.42	—	5.20	11.8
Diluted	4.64	4.42		5.20	12.1
Shares used in calculating net income per share:
Basic	1,300,248,101	1,109,847,348	—	1,109,847,348	—
Diluted	1,302,246,701	1,110,703,833	—	1,110,703,833	—

For more information, please contact:

Oasis Qiu

Investor Relations Manager

Tel: +86 (20) 8388-3191

Email: qiusr@fanhuaholdings.com

Source: Fanhua Inc.